Shimoda Marketing, Inc.

116 West McLeroy Blvd.

Saginaw, TX 76179

August 26, 2009

Mr. John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 4631

Washington, DC 20549-7010

Re:

Shimoda Marketing, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009

File No. 000-53378

Dear Mr. Cash:

This letter is being submitted in response to the Securities and Exchange Commission (“SEC” or “Commission”) staff’s comment letter of August 17, 2009 (the “Letter”) directed to Shimoda Marketing, Inc. (“SMI” or the “Company”) regarding the referenced annual report on Form 10-K and quarterly report on Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T).  Controls and Procedures,  page 15

1.

The Commission staff’s comment is acknowledged and this letter will confirm that there were no changes to internal control over financial reporting during the quarter ended December 31, 2008.  We will include in future filings the disclosure required by Item 308T(b) of Regulation S-X.

On behalf of the Company and its management, we thank you for the opportunity to respond to the Commission staff’s comments and we are committed to working with the Commission staff to ensure compliance with federal securities laws.  If you have any questions regarding our responses to the Commission staff’s comment letter, please do not hesitate to contact me.

Sincerely,

SHIMODA MARKETING, INC.

/s/:  Michael B. Cranfill

Michael B. Cranfill,

Chief Executive Officer

Chief Financial Officer